SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Notification: COPA AIRLINES ENTERS INTO CODESHARE AGREEMENT WITH AEROMEXICO

COPA AIRLINES ENTERS INTO CODE SHARE AGREEMENT WITH AEROMEXICO

Panama City, Panama - July 25, 2007 / Copa Airlines, subsidiary of Copa Holdings, informs that it has recently entered into a broad code share agreement with AeroMexico, which will become effective on August 1, 2007. This code share agreement initially encompasses the following:

▪
AeroMexico will place their designator code (“AM”) on flights currently operated by Copa Airlines between its Hub of the Americas in Panama City (PTY) and Mexico, D.F. (MEX), Cancun (CUN) and Guadalajara (GDL).

▪	Copa Airlines will place its designator code (“CM”) on flights beyond Mexico City (MEX) to 19 domestic destinations, detailed below:
1.	Acapulco (ACA)
2.	Aguascalientes (AGU)
3.	Leon (BJX)
4.	Ciudad Obregón (CEN)
5.	Ciudad Juarez (CJS)
6.	Chihuahua (CUU)
7.	Culiacan (CUL)
8.	Cancun (CUN)
9.	Guadalajara (GDL)
10.	Hermosillo (HMO)
11.	La Paz (LAP)
12.	Mérida (MID)
13.	Monterrey (MTY)
14.	Mazatlan (MXT)
15.	Puerto Vallarta (PVR)
16.	San Jose del Cabo (SJD)
17.	Tijuana (TIJ)
18.	Villahermosa (VSA)
19.	Ixtapa / Zinhuateanejo (ZIH)

About Copa Holdings
Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 39 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota, Cali and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 7/25/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO